SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated September 6, 2006, entitled “SMIC Participates in 4th Annual IC China Exhibition and Conference.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: September 11, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated September 6, 2006, entitled “SMIC Participates in 4th Annual IC China Exhibition and Conference.”

Exhibit 99.1

SMIC PARTICIPATES IN 4th ANNUAL IC CHINA EXHIBITION AND CONFERENCE

SUZHOU, China-September 6, 2006—Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI and HKSE: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, is currently participating at the 4th annual IC China Exhibition & Conference (IC China) in Suzhou. Targeting China’s booming IC industry, IC China is a three-day exhibition and conference, featuring global semiconductor companies including design houses, foundries, assembly and testing companies, equipment vendors, and other industry providers.

For the fourth consecutive year, SMIC is showcasing its latest technologies and product offerings at IC China. Some items on display include 90nm masks, 90nm Logic and 90nm DRAM wafers from SMIC’s 300mm fabs, as well as 3G TD-SCDMA chips, multimedia image enhancement and color adjustment processors, and CMOS image sensor chips from SMIC’s customers. A wide range of innovative end products that operate with chips manufactured by SMIC, including a MP4 player, hub with memory card reader, cell phones, and fingerprint recognition reader, are also on display. In addition to its booth exhibition, SMIC is sharing its experience on sub-micron technology development at one of IC China’s technical seminars.

“IC China provides an ideal platform for SMIC to showcase its latest technology offerings,” said Ning Hsieh, SMIC Vice President of Marketing and Sales, who is speaking at the summit conference on the advancement of China’s IC Industry. “SMIC’s participation in the conference reinforces our commitment to establish and strengthen our relationship with industry partners.”

Visitors can find SMIC at booth B080 in the Suzhou International Expo Center Hall 3A for the duration of IC China 2006 from September 06-08.

About SMIC

SMIC (NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35mm to 90nm and finer line technologies. Headquartered in Shanghai, China, SMIC operates three 200mm fabs in Shanghai and one in Tianjin, and one 300mm fab in Beijing, the first of its kind in Mainland China. SMIC has customer service and marketing offices in the U.S., Italy, and Japan as well as a representative office in Hong Kong. For additional information, please visit http://www.smics.com.

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SMIC Press Contacts:

SMIC Shanghai

Reiko Chang

SMIC Public Relations Department

+86 21 5080 2000 ext 10544

E-mail: PR@smics.com

SMIC Hong Kong

Calvin Lau / Mei Fung Hoo

+852 9435 2603 / 2537 8480

E-mail: Calvin_Lau@smics.com

E-mail: MeiFung_Hoo@smics.com